Exhibit 99.3

LETTER TO BROKERS, DEALERS, BANKS

AND OTHER NOMINEE HOLDERS

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed to Stockholders of

Nuverra Environmental Solutions, Inc.

December 10, 2018

To Brokers, Dealers, Banks, and Other Nominees:

This letter is being distributed to brokers, dealers, banks, and other nominees in connection with the rights offering (the “Rights Offering”) by Nuverra Environmental Solutions, Inc. (“Nuverra”) of shares of Common Stock (as such term is defined below), pursuant to non-transferable subscription rights (the “Subscription Right”) distributed to all holders of record (the “Recordholders”) of shares of Nuverra common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York Time, on December 10, 2018 (the “Record Date”). The Subscription Rights and Common Stock are described in the prospectus dated December 10, 2018 (the “Prospectus”).

In the Rights Offering, Nuverra is offering up to an aggregate of 3,381,894 shares of Common Stock, as described in the Prospectus, at the subscription price of $9.61 per share (the “Subscription Price”).

The Subscription Rights will expire, if not exercised prior to 5:00 p.m., New York Time, on December 28, 2018, unless extended (the “Expiration Time”). The Subscription Rights will cease to have any value at the Expiration Time.

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock is entitled to one Subscription Right for each 3.615488244 shares of Common Stock owned by such beneficial owner at 5:00 p.m., New York Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the “Subscription Rights Certificate”) registered in the Recordholder’s name or its nominee. Each Subscription Right entitles the holder to purchase one share of Common Stock at the Subscription Price (the “Basic Subscription Right”).

Stockholders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of unexercised Basic Subscription Rights (the “Over-Subscription Privilege”). The Majority Stockholders (as defined in the Prospectus) will only participate in Over-Subscription Privilege to the extent the other stockholders do not subscribe for and purchase all of the available shares in the Over-Subscription Privilege. You must fully exercise your Basic Subscription Right to be entitled to purchase shares pursuant to the Over-Subscription Privilege.

Any excess subscription payments received (including payments related to exercise of Basic Subscription Rights and payments related to the Over-Subscription Privilege) by the Subscription

Agent will be returned, without interest or penalty, within 10 business days following the closing of the Rights Offering.

Nuverra is asking persons who hold shares of Common Stock beneficially and who have received the Subscription Rights distributable with respect to those shares through a broker, dealer, bank, or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Subscription Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, Nuverra asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

If you exercise Subscription Rights on behalf of beneficial owners, you will be required to certify to Nuverra and American Stock Transfer & Trust Company, LLC (the “Subscription Agent”), in connection with such exercise, as to the aggregate number of Subscription Rights that have been exercised pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, and whether the subscription rights of each beneficial owner of Subscription Rights on whose behalf you are acting has been exercised in full.

We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

Enclosed are copies of the following documents:

(1)	Letter to Stockholders who are Recordholders of Nuverra Environmental Solutions, Inc.;

(2)	Prospectus;

(3)	Rights Certificate; and

(4)	Instructions for Use of the Nuverra Environmental Solutions, Inc. Rights Certificates.

All commissions, fees and other expenses (other than fees and expenses of the Subscription Agent) incurred in connection with the exercise of the Subscription Rights will be for the account of the holder of the Subscription Rights, and none of such commissions, fees or expenses will be paid by Nuverra or the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for (i) each share of Common Stock subscribed for pursuant to the Basic Subscription Right and (ii) each share of Common Stock you desire to acquire pursuant to the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Recordholder cannot revoke the exercise of its Subscription Rights. Subscription Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from the Subscription Agent, American Stock Transfer Trust Company, LLC. The Subscription Agent’s telephone number is 718-921-8317. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent. The Information Agent’s telephone number is 866-342-4884 and its email address is nuverra@dfking.com.

Very truly yours,

Nuverra Environmental Solutions, Inc.

Joseph M. Crabb

Executive Vice President